March 20, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Christie Wong, Staff Accountant
Emily Drazan, Staff Attorney
Paul Fischer, Staff Attorney

Re:	Elysium Internet, Inc. (now known as TheDirectory.com, Inc.)
Amendment No. 1 to Registration Statement on Form 10-12G
Filed March 6, 2014
File No. 000-31431

Dear Ms. Wong, Ms. Drazan, and Mr. Fischer:

I am Chief Executive Officer for the TheDirectory.com, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated March 13, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

General

Comment 1:

We note your response to comment 2. However, we note that there is still reference to your status as an Emerging Growth Company on the cover page of your filing. Please revise to remove all references.

Response 1:

The Company has revised its disclosure to eliminate all references to status as an “Emerging Growth Company” as defined in the JOBS Act to comply with the Staff’s comment.

Comment 2:

We note your response to comment 4. To date we have not received the supplemental reports as indicated in your response. Please provide copies of the referenced reports with your response to this letter.

Response 2:

The Company will provide the Staff with a marked copy of the report quoted in its Registration Statement on Form 10-12G.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Liquidity and Capital Resources, page 17

Comment 3:

We note your response to comment 8. Please further expand upon the material terms of your credit facility. For example please explain what is meant by “[t]he credit facility may be drawn down, at the investor’s discretion.” Additionally, please provide what metrics are determinative regarding your ability to use the funds. Finally, please address any limitations imposed by the facility on additional borrowings.

Response 3:

The Company has made changes to comply with this comment.

Note 6- Intangible Assets, page F-9

Comment 4:

Regarding your response to comment 17, clarify in Note 6 and explain to us the nature of the “digital assets” and how you use these assets in operating the websites and directories. In addition, please tell us your basis for concluding that these assets are non-amortizable in consideration of the guidance found in ASC 350-30-35.

Response 4:

The Company’s digital assets consist of a comprehensive custom designed code that is used in the operation of online directories and websites. This code provides us with the ability to operate custom built client dashboard’s, create sub directories, integrate API’s, create unique client micro sites, manage classified listings, deals, auctions and a number of other directory functions. We monitor the code for annual modifications when necessary. With regards to whether the assets are amortizable, ASC 350-30-35-4 indicates "that the useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon.  That is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity."  Based on this specific guidance, and the guidance of ASC 350-30-35 as a whole, we performed a detailed analysis of all relevant factors to come to the conclusion that as of the current reporting period, no finite life is determinable.  We will review the events and circumstances relative to the indefinite-lived intangible asset each reporting period to determine if it continues to support the indefinite useful life classification.

Note 8- Contracts, page F-10

Comment 5:

In your response to comment 18 you indicated that the company acquired a custom coded portal from Database Holding Group, LLC. In this regard, please tell us

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the value of the intellectual property recorded;

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how you determined the value of the property; and

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the basis of your determination that the asset has an indefinite life.

Response 5:

See the answer to comment 4. Additionally we have valued the assets after conducting extensive market research relating to the market costs in developing or purchasing a similar asset. Since the code can be used indefinitely with minor modifications to perform the core directory functions described in the response to comment 4 the Company has determined the usefulness of the assets is clearly beyond the “foreseeable horizon”.

Note 11- Notes Payable, page F-10

Comment 6:

Revise your footnote disclosure so that the amounts tie directly with the similarly titled amounts reported in your balance sheet.

Response 6:

The Company will comply with this comment.

Comment 7:

In addition, please tell us and disclose if interest was accrued in connection with the notes payable. If so, you should also disclose the interest rate and the amount accrued.

Response 7:

The Company has made changes to comply with this comment.

Note 9 - Asset Acquisition, page F-10

Comment 8:

We note your response to comment 19. You indicated on page 4 that you include the acquisition of Hyper-Local ™ City Guide Network in your existing local search platform. You also indicated in your Form 10 filed on January 27, 2014, that the company “acquired one of the largest online city guide networks in the world.” during FY 2013. In that regard, please tell us

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whether the seller operated the Hyper-Local™ city Guide Network prior to the acquisition;

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whether the seller used the domain names in its business prior to the acquisition; and

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the amount of revenue recognized by the Company in FY 2013 after the acquisition.

In addition, please explain to us in detail your consideration of the guidance in ASC 805-10-55-4 through 805-10-55-9 when concluding that you did not acquire a business. For example, you should describe your consideration of whether a market participant would be able to conduct and manage a business using the assets acquired, pursuant to ASC 805-10-55-8.

Response 8:

The Companies comment that it “acquired one of the largest online city guide networks in the world” refers to the domain (asset) portfolio the Company acquired in the acquisition. The Company has revised the content on page 4 in view of clarification. After reviewing the guidance of ASC 805 in the aggregate, the Company determined that since it did not acquire any processes, outputs or activities from the seller, whether or not a market participant has the necessary processes in place to operate the inputs as a business is not relevant to the determination of whether the acquired asset is a business because no processes or “set of assets” were acquired from the Company “capable of providing a return” to a market participant. The Company intends to utilize the acquired assets in a business but not without substantial further development. The assets when combined with these future efforts would constitute a business but could not before such efforts be operated as a business by either the Company or in our view, another market participant.

The seller sold assets that were not part of his business other than being owned as an asset. The Company did not recognize revenue from the assets during its FY 2013. The increase in sales came as a result of having the funds required to increase and monetize traffic as a result of the $1.3 million financing in October of 2013.

If you have further questions or comments, please feel free to contact me.  I am happy to cooperate in any way I can.

Regards,

/s/ Scott Gallagher

Scott Gallagher

Chief Executive Officer

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